Exhibit 99.1

ATA Creativity Global to Ring the NASDAQ Stock Market Opening Bell in Celebration of its Acquisition of Huanqiuyimeng and Announces Change of Stock Ticker Symbol to AACG

Beijing, China, October 17, 2019 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), a company focused on providing students with quality educational experiences and services in China and abroad, today announced the Company’s founder, chairman and CEO Mr. Kevin Ma and President Mr. Jun Zhang will be joined by other Company executives to ring the opening bell of the NASDAQ Stock Market on Thursday, October 17, 2019, at 9:30 a.m. ET to commemorate the recent closing of its acquisition of Beijing Huanqiuyimeng Education Consultation Corp.(“Huanqiuyimeng”), a leading provider of educational services for students in China interested in applying for overseas art study. Details of the Huanqiuyimeng acquisition can be found in the Form 6-K filed by ACG on August 6, 2019.

The ceremony will take place at the NASDAQ Marketsite, 4 Times Square, 43rd and Broadway, in New York. The live ceremonies will begin at 9:15 a.m. ET and can be viewed at https://livestream.com/nasdaq/live or http://www.nasdaq.com/about/marketsitetowervideo.asx. Hi-resolution photographs of the market open ceremony can be obtained afterwards at http://business.nasdaq.com/discover/market-bell-ceremonies. For additional information, please contact The Equity Group at (212) 371-8660.

The Company’s stock ticker symbol will be changed from ATAI to AACG, and its American Depositary Shares will commence trading under the new stock ticker symbol “AACG” at the market opening on October 17, 2019. All stock trading, filings and market-related information will be reported under the new stock ticker symbol going forward.

Mr. Ma stated, “This is a historic day for our Company and for all of our employees and students as the recent acquisition of Huanqiuyimeng and our stock ticker symbol change mark the beginning of a new era for ACG. We are committed to providing valuable academic opportunities to the growing population of students in China pursuing an education in art and creative fields. We are pleased that our American Depositary Shares will be traded under our new stock ticker symbol. We believe the recent developments reflect the kind of company that ACG aims to become over the next several years, and we are thrilled to continue our work in the China education industry.”

About ATA Creativity Global

ATA Creativity Global is focused on providing quality educational experiences and services for students throughout China and abroad. ACG aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about the anticipated benefits of our acquisition of Huanqiuyimeng and the change of its stock ticker symbol to AACG, ACG’s plan and efforts to provide international art and creativity education services; and the anticipated benefits to ACG’s expansion efforts into the international art and creativity education market. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by ACG, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

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